                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             Hewlett-Packard Company
                             -----------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)


                                    428236103
                                    ---------
                                 (CUSIP Number)


                                December 31, 2000
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     * The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 2 of 9 Pages
--------------------                                         -------------------


--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     William R. Hewlett
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
Number of Shares      5) Sole Voting Power  0
                      ----------------------------------------------------------
Beneficially Owned    6) Shared Voting Power  126,537,172
                      ----------------------------------------------------------
by Each Reporting     7) Sole Dispositive Power  0
                      ----------------------------------------------------------
  Person with:        8) Shared Dispositive Power  126,537,172
--------------------------------------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     126,544,584
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
     (See Instructions)
     Not applicable.
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row (9)
     6.55%
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                                       2


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 3 of 9 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Walter B. Hewlett
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
     Number of Shares       5) Sole Voting Power  439,334
                            ----------------------------------------------------
    Beneficially Owned      6) Shared Voting Power  152,297,172
                            ----------------------------------------------------
    by Each Reporting       7) Sole Dispositive Power  439,334
                            ----------------------------------------------------
       Person with:         8) Shared Dispositive Power  152,297,172
--------------------------- ----------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     152,740,246
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
     (See Instructions)
     Not applicable.
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row (9)
     7.90%
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------


                                       3


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 4 of 9 Pages
--------------------                                         -------------------

--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Edwin E. van Bronkhorst
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group(See Instructions)
     (a)  [ ]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Citizenship or Place of Organization
     United States of America
--------------------------------------------------------------------------------
 Number of Shares        5) Sole Voting Power  176
                            ----------------------------------------------------
 Beneficially Owned      6) Shared Voting Power  140,104,466
                            ----------------------------------------------------
 by Each Reporting       7) Sole Dispositive Power  176
                            ----------------------------------------------------
    Person with:         8) Shared Dispositive Power  140,104,466
--------------------------- ----------------------------------------------------
9)   Aggregate Amount Beneficially Owned by Each Reporting Person
     140,104,642
--------------------------------------------------------------------------------
10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares / /
     (See Instructions)
     Not applicable.
--------------------------------------------------------------------------------
11)  Percent of Class Represented by Amount in Row (9)
     7.25%
--------------------------------------------------------------------------------
12)  Type of Reporting Person (See Instructions)
     IN

--------------------------------------------------------------------------------


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 5 of 9 Pages
--------------------                                         -------------------


ITEM 1. (a) The name of the issuer is Hewlett-Packard Company (the "Company").

        (b) The principal executive offices of the Company are located at 3000 Hanover Street, Palo Alto, California 94304.

ITEM 2. (a)  The names of the filing persons are William R. Hewlett, Walter B.
             Hewlett, and Edwin E. van Bronkhorst.

        (b) The business address for William R. Hewlett, Walter B. Hewlett, and Edwin E. van Bronkhorst is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

        (c) Each of the filing persons is a citizen of the United States of America.

        (d)  The title of the class of securities is Common Stock.

        (e)  The CUSIP number of the Common Stock is 428236103.

ITEM 3. If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

        This statement is being filed pursuant to 13d-1(c).

ITEM 4. OWNERSHIP.

        According to the Company's Annual Report on Form 10-K filed on January 25, 2001, there are 1,932,545,791 shares of Common Stock issued and outstanding.

        William R. Hewlett
        ------------------

        The following information relates to shares of Common Stock for which William R. Hewlett held sole or shared voting or dispositive authority as of December 31, 2000.

        (a)     Number of shares beneficially owned: 126,544,584

        (b)     Percent of class: 6.55%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 0

                (ii)    Shared power to vote or to direct the vote: 126,537,172

                (iii)   Sole power to dispose or to direct the disposition of: 0

                (iv)    Shared power to dispose or to direct the disposition of:
                        126,537,172

        Of the shares beneficially owned by William R. Hewlett as of December 31, 2000, he shared voting and dispositive authority as trustee with co-trustees Walter B. Hewlett and Edwin E. van Bronkhorst over 106,724,882 shares held by the William R. Hewlett Revocable Trust dated 2/3/95 (the "Trust"), the terms of which permitted any two of the three trustees (William R. Hewlett, Walter B. Hewlett and Edwin E. van Bronkhorst) to direct the vote or disposition of the Trust's shares of the Common Stock. As of December 31, 2000, he shared voting and dispositive authority with his spouse, pursuant to community property laws, over 3,453,184 shares which he and his spouse held as


                                       5


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 6 of 9 Pages
--------------------                                         -------------------


        community property. He also shared voting and dispositive authority over such 3,453,184 shares with Walter B. Hewlett and Edwin E. van Bronkhorst, pursuant to a Durable Power of Attorney For Property dated March 5, 1997 (the "Power of Attorney") which, among other things, granted voting and dispositive power over shares of the Common Stock owned or controlled by him to each of Walter B. Hewlett and Edwin E. van Bronkhorst as attorneys-in-fact. In addition, as a director of the William and Flora Hewlett Foundation (the "Foundation"), he shared voting and dispositive authority, with the other directors of the Foundation, over 14,193,106 shares held by the Foundation; he shared voting authority, with Walter B. Hewlett and Edwin E. van Bronkhorst pursuant to the Power of Attorney, over 2,166,000 shares held by the Flora Hewlett Trust, the terms of which gave him authority to vote such shares; and his spouse personally owned 7,412 shares as to which he had neither voting nor dispositive authority.

        As of December 31, 2000, William R. Hewlett had no economic interest in the 14,193,106 shares held by the Foundation, the 2,166,000 shares held by the Flora Hewlett Trust and the 7,412 shares held by his spouse.

        William R. Hewlett died on January 12, 2001. The shares held by William
        R. Hewlett and his spouse as community property were divided on January 12, 2001; fifty percent of the shares held as community property were transferred to the Estate of William R. Hewlett (the "Estate") and fifty percent of the shares held as community property were transferred to William R. Hewlett's spouse as her separate property. On January 12, 2001, the Power of Attorney terminated and the Estate has no voting or dispositive authority over the 2,166,000 shares held by the Flora Hewlett Trust. The Estate has no voting or dispositive authority over the 106,724,882 shares held by the Trust, the 14,193,106 shares held by the Foundation, or the 7,412 shares held by William R. Hewlett's spouse.

        Walter B. Hewlett
        -----------------

        The following information relates to shares of Common Stock for which Walter B. Hewlett held sole or shared voting or dispositive authority as of December 31, 2000.

        (a)     Number of shares beneficially owned: 152,740,246

        (b)     Percent of class: 7.90%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 439,334

                (ii)    Shared power to vote or to direct the vote: 152,297,172

                (iii)   Sole power to dispose or to direct the disposition of:
                        439,334

                (iv)    Shared power to dispose or to direct the disposition of:
                        152,297,172

        Of the shares beneficially owned by Walter B. Hewlett as of December 31, 2000, he had sole voting and dispositive authority over 401,896 shares which he personally owned (in addition, 20,198 shares were purchasable pursuant to options exercisable within 60 days); he shared voting and dispositive authority, as a trustee, with co-trustees William R. Hewlett and


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 7 of 9 Pages
--------------------                                         -------------------

        Edwin E. van Bronkhorst over 106,724,882 shares held by the Trust; as a director of the Packard Humanities Institute (the "Packard Institute"), he shared voting and dispositive authority with the other Packard Institute directors over 25,760,000 shares held by such institute; he shared voting and dispositive authority, pursuant to the Power of Attorney, with William R. Hewlett, William R. Hewlett's spouse and Edwin E. van Bronkhorst over 3,453,184 shares held by William R. Hewlett and William R. Hewlett's spouse as community property; as a director of the Foundation, he shared voting and dispositive authority with the other Foundation directors over 14,193,106 shares held by the Foundation; he shared voting authority, pursuant to the Power of Attorney, with William R. Hewlett and Edwin
        E. van Bronkhorst over 2,166,000 shares held by the Flora Hewlett Trust, the terms of which gave voting authority over such shares to William R. Hewlett; he had sole voting and dispositive authority over 17,240 shares that he held as custodian for his children; and he had neither voting nor dispositive authority over the 2,560 shares held by his spouse and the 1,180 shares held by his adult children.

        As of December 31, 2000, Walter B. Hewlett disclaimed beneficial ownership of the 14,193,106 shares held by the Foundation; the 106,724,882 shares held by the Trust; the 25,760,000 shares held by the Packard Institute; the 2,166,000 shares held by the Flora Hewlett Trust; the 3,453,184 shares held personally by William R. Hewlett and William R. Hewlett's spouse as community property; the 17,240 shares held as custodian for his children; the 2,560 shares held by his spouse; and the 1,180 shares held by his adult children as he had no economic interest in any of these shares.

        As of January 12, 2001, as a result of the termination of the Power of Attorney, Walter B. Hewlett has no voting or dispositive authority pursuant to the Power of Attorney over the 3,453,184 shares William
        R. Hewlett and William R. Hewlett's spouse held as community property, or the 2,166,000 shares held by the Flora Hewlett Trust.

        Edwin E. van Bronkhorst
        -----------------------

        The following information relates to shares of Common Stock for which Edwin E. van Bronkhorst held sole or shared voting or dispositive authority as of December 31, 2000.

        (a)     Number of shares beneficially owned: 140,104,642

        (b)     Percent of class: 7.25%

        (c)     Number of shares as to which such person has:

                (i)     Sole power to vote or to direct the vote: 176

                (ii)    Shared power to vote or to direct the vote: 140,104,466

                (iii)   Sole power to dispose or to direct the disposition of:
                        176

                (iv)    Shared power to dispose or to direct the disposition of:
                        140,104,466

        Of the shares beneficially owned by Edwin E. van Bronkhorst as of December 31, 2000, he held sole voting and dispositive authority over 176 shares personally owned by him; he shared voting and dispositive authority, as a trustee, with co-trustees William R. Hewlett and Walter B. Hewlett over 106,724,882 shares held by the Trust; as a director of the Packard Institute, he shared voting and dispositive authority with the other Packard Institute directors over 25,760,000 shares held by such

                                       7


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 8 of 9 Pages
--------------------                                         -------------------


        institute; he shared voting and dispositive authority, pursuant to the Power of Attorney, with William R. Hewlett, William R. Hewlett's spouse and Walter B. Hewlett over 3,453,184 shares held as community property by William R. Hewlett and William R. Hewlett's spouse; he shared voting authority pursuant to the Power of Attorney, with William R. Hewlett and Walter B. Hewlett and dispositive authority, as a co-trustee, over 2,166,000 shares held by the Flora Hewlett Trust, the terms of which gave William R. Hewlett authority to vote such shares; he shared voting and dispositive authority, as a trustee, over 1,602,000 shares held in trust for Mary H. Jaffe; and he shared voting and dispositive authority, as a trustee, over 398,400 shares held in trust for Eleanor H. Gimon.

        Other than the 176 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

        As of January 12, 2001, as a result of the termination of the Power of Attorney, Edwin E. van Bronkhorst has no voting or dispositive authority pursuant to the Power of Attorney over the 3,453,184 shares William R. Hewlett and William R. Hewlett's spouse held as community property, and does not share voting authority pursuant to the Power of Attorney over the 2,166,000 shares held by the Flora Hewlett Trust.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        None of the persons filing this statement is aware of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
        THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        As described in the response to Item 4, some of the reported securities were held, as of December 31, 2000, by trusts or foundations. Certain of the filing persons are control persons with regard to the Trust, the Foundation or the Packard Institute which are identified on Exhibit 1 to this statement.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        This statement is not being filed pursuant to Section 17 C.F.R. Section 13d-1(b)(1)(ii)(J). The responses to Items 2(a)-(c) identify each of the persons filing this statement.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.CERTIFICATION.

        Each of the filing persons signing this statement certifies as follows:


                                       8


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--------------------                                         -------------------
CUSIP No. 428236103                   13G                      Page 9 of 9 Pages
--------------------                                         -------------------


        By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2001

                                William R. Hewlett

                                By: /s/ Walter B. Hewlett
                                    -------------------------------------------
                                    Executor of the Estate of William R. Hewlett

                                By: /s/ Edwin E. van Bronkhorst
                                    -------------------------------------------
                                    Executor of the Estate of William R. Hewlett


                                Walter B. Hewlett

                                /s/ Walter B. Hewlett
                                -----------------------------------------------


                                Edwin E. van Bronkhorst

                                /s/ Edwin E. van Bronkhorst
                                ------------------------------------------------


EXHIBIT 1

Identification of Relevant Subsidiaries (Item 7)

The William and Flora Hewlett Foundation
525 Middlefield Road, Suite 200
Menlo Park, CA  94025
www.hewlett.org

The William R. Hewlett Revocable Trust dated 2/3/95
c/o Los Trancos Management, LLC
1501 Page Mill Road, MS 3U-10
Palo Alto, CA 94304

The Packard Humanities Institute
300 Second Street, Suite 201
Los Altos, CA  94022
www.packhum.org


                                       9